FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Date of Event Requiring Statement (Month/Day/Year)	4. Issuer Name and Ticker or Trading Symbol vFinance, Inc. (VFIN)
(Last)(First)(Middle) Schloth William E.	July 1, 2002	5. Relationship of Reporting Person to Issuer (Check all applicable)		6. If Amendment, Date of Original (Month/Day/Year)
(Street) c/o vFinance, Inc. 3010 Military Trail, Suite 300	3. IRS Number of Reporting Person, (Voluntary)	☐ Director ☒ Officer (give title below) Vice President of Finance and Administration, Chief Financial Officer	☐ 10% Owner ☐ Other (specify below)
(City)(State)(Zip) Boca Raton, Florida 33431				7. Individual or Joint/Group Filing (Check applicable line) ☒ Form filed by One Reporting Person ☐ Form filed by More Than One Reporting Person
TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

*	If the form is filed by more than one Reporting Person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

(Over)

FORM 3 (continued)

Table  II — Derivative Securities Beneficially Owned

(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/ Day/ Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

  Explanation of Responses:

/s/ William E. Schloth	July 10, 2002

** Signature of Reporting Person William E. Schloth	Date

         ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

         Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.